Filed by Brookdale Senior Living Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

(Commission File No. 001-14012)

The following is a transcript of a Brookdale and Emeritus investor call:

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

BKD - Brookdale Merger with Emeritus Senior Living Conference Call

EVENT DATE/TIME: FEBRUARY 20, 2014 / 10:30PM GMT

OVERVIEW:

BKD reported that Co. and Emeritus Senior Living signed a definitive merger agreement. Co. is merging with Emeritus in stock-for-stock exchange with fixed ratio of 0.95 shares of BKD stock to be exchanged for one share of Emeritus stock.

CORPORATE PARTICIPANTS

Ross Roadman Brookdale Senior Living - SVP, IR

Andrew Smith Brookdale Senior Living - CEO

Granger Cobb Emeritus Assisted Living - President, CEO

Mark Ohlendorf Brookdale Senior Living - President, CFO

CONFERENCE CALL PARTICIPANTS

Shane Shaw Albert Fried & Co - Analyst

Kevin Fischbeck BofA Merrill Lynch - Analyst

Frank Morgan RBC Capital Markets - Analyst

Joshua Raskin Barclays - Analyst

Jack Meehan Barclays - Analyst

Michael Bilerman Citigroup - Analyst

Darren Lehrich Deutsche Bank - Analyst

Daniel Bernstein Stifel Nicolaus - Analyst

Dana Hambly Stephens Inc - Analyst

Jeff Theiler Green Street Advisors - Analyst

Tayo Okusanyo Jefferies & Company - Analyst

PRESENTATION

Operator

Good afternoon. My name is Kyle and I’ll be your conference operator today. At this time I’d like to welcome everyone to the Brookdale Emeritus Merger Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer session. (Operator Instructions.) I would now like to turn the call over to Mr. Ross Roadman, Brookdale Senior Living Senior Vice President, Investor Relations. Sir, you may begin your conference.

Ross Roadman - Brookdale Senior Living - SVP, IR

Thank you, Kyle. Good afternoon everybody and welcome to the joint Brookdale Emeritus Conference Call. We appreciate you joining us on short notice. Speaking today will be Andy Smith, Brookdale’s Chief Executive Officer; Mark Ohlendorf, Brookdale’s President and Chief Financial Officer; and Granger Cobb, President and Chief Executive Officer of Emeritus. Also in attendance is Chris Hyatt, Chief Operating Officer for Emeritus, and Rob Bateman, Chief Financial Officer for Emeritus.

Before I being the call I’d like to read the following disclosure statement, and please bear with me. This is a bit lengthy.

Certain statements on this call may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as may, will, should, potential, intend, expect, endeavor, seek, anticipate, estimate, overestimate, underestimate, believe, could, would, project, predict, continue, plan, and other similar words or expressions. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurances that our expectations will be attained and actual results could differ materially from those projected.

Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, risks relating to the merger such as satisfaction of closing conditions to the merger, uncertainties as to the timing of the merger, or the inability to obtain or delays in obtaining cost savings and synergies from the merger. Such factors are based on views and assumptions of the management of Brookdale and Emeritus and are subject to significant risks and uncertainties.

Certain other factors that could cause actual results to differ materially from Brookdale’s and/or Emeritus’ expectations are detailed in the release we issued today and in the reports both companies file with the SEC from time to time. I direct you to today’s earnings release and transaction release for the full Safe Harbor Statement.

In connection with the merger Brookdale plans to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement prospectus as well as other relative documents concerning the merger. Brookdale and Emeritus shareholders are urged to read the joint proxy statement prospectus when it becomes available and any other relevant documents filed with the SEC as well as any amendments or supplements to those documents because they will contain important information.

A free copy of the joint proxy statement prospectus and other filings containing information about Brookdale and Emeritus may be obtained at the SEC’s internet site, www.sec.gov. You will also be able to obtain these documents free of charge from Brookdale at www.brookdale.com under the heading About Brookdale/Investor Relations, or from Emeritus at www.emeritus.com under the heading Investors.

Brookdale and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brookdale’s and Emeritus’ stockholders in connection with the merger. Information about the directors and executive officers of Brookdale and their ownership of Brookdale common stock is set forth in the proxy statement for Brookdale’s 2013 annual meeting of stockholders and is filed with the SEC on Schedule 14A on April 30, 2013. Information about the directors and executive officers of Emeritus and their ownership of Emeritus common stock is set forth in the proxy statement for Emeritus’ 2013 annual meeting of stockholders as filed with the SEC on Schedule 14A on April 9, 2013.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement regarding the merger when it becomes available.

This call should not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

With that, I would like to turn the call over to Andy Smith. Andy?

Andrew Smith - Brookdale Senior Living - CEO

Thanks, Ross. I want to add my appreciation for everyone joining us on such short notice. I hope you’ve had a chance to read our press release and have in front of you the presentation that we posted on the investor relations section of both companies’ websites.

I believe that today’s announcement that Brookdale and Emeritus Senior Living have signed a definitive agreement in which the industry’s 2 leading companies will merge is a transformative step for both of our companies and the industry. The transaction has compelling benefits for all involved including our residents, our associates, and both companies’ shareholders.

This is a unique and terrifically exciting opportunity to create the largest and only national senior living solutions company in the United States in a market that has very attractive long-term growth dynamics fueled by the inevitable demographic growth of our customer base.

Turning now to our presentation and starting on slide 3, the transaction overview, you will see that Brookdale is merging with Emeritus in a stock-for-stock exchange with a fixed ratio of 0.95 shares of Brookdale stock to be exchanged for 1 share of Emeritus stock. Brookdale shareholders will own 73.1% of the combined company, and Emeritus shareholders will own 26.9%. There will be approximately 171 million shares of Brookdale common stock outstanding post merger. And we expect the transaction to close in the third quarter of this year.

Turning now to slide 4 and the strategic rationale that makes this transaction make so much sense, to begin, through this merger we will create the largest senior living platform in the country by an order of magnitude. We expect that our combined skills, resources, and scale will enable us to more successfully pursue a variety of opportunities to create incremental and organic growth, accretion, and increase shareholder value in the post acute marketplace.

One of the greatest benefits of this transaction from our shareholders’ perspective is our position as an operator that owns a substantial portion of this real estate. Much of the value in our business is inheriting the real estate and following this transaction, we’re going to have a lot of it.

The number of units we will own will expand by nearly two-thirds post merger, increasing the value of our real estate ownership quite substantially. Because organic growth drives value creation in our owned assets, the significant stair step in real estate value will drive a larger aggregate value in increases as we increase EBITDA through the expected growth complemented by the anticipated accretion resulting from our merger.

In addition the transaction presents the opportunity to unlock $350 million to $400 million of value from purchase options over time. We also have a much larger portfolio in which to execute our Program Max investments, which is our successful program to reposition and redevelop assets for their highest and best use. We have taken to calling this Program Max 2.0 to signify the enlarged opportunity presented by this transaction. Program Max has historically produced 12% to 15% cash-on-cash returns, and we believe it is one of our most attractive capital investment vehicles.

We expect this transaction to produce significant revenue synergies. We have a huge opportunity arising from the simple fact that our 100,000 residents post merger have an estimated aggregate annual healthcare spend of approximately $4.5 billion. Given our greater presence, geographical scale, and platform, we believe we’re well positioned to develop innovative new products and services that will enable us to earn a greater portion of that annual spending for Brookdale. Our size and scale will also favorably position us to take advantage of opportunities arising out of the evolving post acute landscape.

We also have a well-defined opportunity over the next few years to drive approximately $100 million in incremental revenues primarily from rolling out our ancillary services program within the Emeritus communities.

Finally, we expect this merger to create substantial cost synergies totaling $45 million annually for year 3, which we will detail a little bit later in this presentation. These cost savings combined with the revenue synergies from the expansion of our combined ancillary services platform are the basis for the $0.40 in CFFO accretion we expect from this transaction for year 3.

So let’s turn to slide 5 for an overview of the combined company. As a result of this merger, Brookdale will expand our number of units by 70% to approximately 113,000, and the number of our communities will grow also by 79% to just under 1,200.

In addition to the expanded geographic coverage these new communities provide, we will significantly increase our density in local and regional markets. For example, we more than double our units in states like California, New York, Georgia, New Jersey, Washington, and Massachusetts. We also increase our units by more than 25% in 13 of the country’s 15 most populous states.

About 80% of the combined company’s $4.9 billion in pro forma 2013 revenue come from private-pay sources. In terms of our unit mix, the transaction increases Brookdale’s assisted living units to 52% of the total, up from 41% previously, and it also bumps our memory care units to 12% from 11%.

Independent living units are 31% of the mix post merger versus 38% for Brookdale today. And skilled nursing units will drop to 5%, down from 6% currently. After the merger our owned units will represent 34% of the total units versus 35% previously. Our managed units will decline to 17% of the total from 26%, and lease units will increase to 49% of the total from 39%.

So with this overview of the transaction and the combined companies as background, I’d like to turn the call over to Granger Cobb for his perspective on joining our 2 companies together. Granger is someone for whom I have the utmost respect as one of the best operators in the business and who as a leader has built an outstanding culture of caring and commitment at Emeritus. I’m extremely pleased that Granger has agreed to join our team, and Granger, I’ll turn it over to you.

Granger Cobb - Emeritus Assisted Living - President, CEO

Thank you, Andy, and thank you for those very kind words. Hello everyone. If I could direct you to slide 6, that outlines the compelling reasons why this merger makes so much sense for Emeritus and for Brookdale.

With the nation’s senior population growing so quickly, more seniors and their families are in need of senior living and senior care services. By merging with Brookdale, we now offer an even more comprehensive range of needed solutions. The opportunity for us to become that single, trusted provider that seniors turn to first for their needs is very powerful. We all agree that this is a unique opportunity, and we at Emeritus believe that by bringing our people, communities, and knowledge into the Brookdale organization we will be better positioned to be a driving force as we strive to provide the best solutions for an aging population.

Our residents will receive the same great care from those that they’ve come to know and trust. We’ll look to bring an expanded set of services that our residents need and want and use the collective talent and greater resources to enhance our programs and services and the communities that are their homes.

For our associates this is a people business and we know that we must create a workplace that attracts the best people. The merger will enable us to provide our associates increased development and advancement opportunities as well as enhanced support systems to assist them in their jobs. Importantly both companies share similar cultures with a core value that is at the foundation of everything we do. We are passionately committed to making a difference in the lives of those in our care. It’s a very comfortable fit.

Our stakeholders will realize compelling and immediate value as well as the potential to participate the upside potential inherent in the new Brookdale. We both have experience building consumer-focused enterprises that bring long-term rewards for our shareholders.

Our focus today is on the announced merger, but let me briefly reference the Emeritus Q4 and 2013 earnings results that were released earlier today. For the full year, adjusted CFFO increased nearly 18% to $1.99 per share, and Q4 over Q4 adjusted CFFO per share increased over 32% from the prior year. In light of our announced merger, it’s interesting to note that Brookdale reported very similar adjusted CFFO growth traits.

Total portfolio same community rate per unit increase 2% for the fully year and occupancy for that portfolio increased 30 basis points. We were especially with occupancy stability in the fourth quarter running favorable to typical seasonality with a 10 basis point increase for the total portfolio same community over Q3.

We also saw tremendous results from our integrated online strategy which includes website optimization, social media, and video channels. Unique visitors increased 12% to over 1.9 million and mobile traffic increased 49% resulting in 42% more move-ins from emeritus.com.

More people are seeking out senior living solutions than ever before. The combination with Brookdale is occurring at the perfect time to maximize the opportunities associated with improving the industry fundamentals in an evolving post acute healthcare market. We look forward to working with the Brookdale team and to speaking with you in the days and months ahead. With that, I’ll hand the call back over to Andy.

Andrew Smith - Brookdale Senior Living - CEO

Thanks, Granger. On slide 7 we address in greater detail the points I made earlier about the real estate valuation — value this merger will create. To illustrate the value creation with our owned real estate that is driven by increasing EBITDA, the bar chart depicts the incremental value per share that will accrue through an assumed annual growth rate of 7% in EBITDA over 3 years and at a 6.5% cap rate.

We think this chart clearly shows the value creation opportunity inherent in our real estate ownership assuming the positive real estates environment and organic growth. Our expectations with regard to this opportunity are not included at all in our accretion discussion, but we expect it to potentially be one of the key additional value drivers resulting from this transaction.

I also mentioned earlier the opportunity to unlock $350 million to $400 million of value related to exercising existing purchase options. This opportunity is likewise not included in our accretion discussion. That said, we size that opportunity at full expression in a range of $2.00 to $2.30 per share in embedded real estate value.

To give you a feel for the potential we see in Program Max 2.0 where we can reposition and redevelop Emeritus properties, we’d expect to generate a cash-on-cash return on investment of 12% to 15%, similar to what we have seen at Brookdale. So for every $100 million we invest in Emeritus through Program Max 2.0, we would expect $12 million to $15 million in incremental CFFO or $0.04 to $0.05 per share in incremental CFFO. Again, this additional upside is not included in our stated accretion expectations.

From this discussion I think it is apparent why we focus so heavily on owning our properties and on organic growth. Our ability to drive consistent organic growth really begins for both Brookdale and Emeritus with executing our vision to create and continually enhance an integrated platform that provides the best high-quality solutions for seniors and their families.

To engage the market with a goal of driving incremental organic growth, we activated a national branding strategy last May. Moving to slide 8, you can see that we believe this transaction is a homerun as far as our efforts to create the industry’s first and only national brand. Our greater geographic footprint and increased market density will immediately begin to leverage our national print and cable TV advertising.

The addition of 500 more communities to our platform makes it much more likely that we offer a convenient location to prospective residents, whether they live in their own cities or wish to move to be closer to their children. The expansion of our service community further differentiates the combined company and also strengthens our core brand message that Brookdale is the leading national provider of senior living solutions.

We believe we’ve made real progress in addressing the opportunity presented by the absence of a national senior living brand. We’re going to capture that white space and we’re beginning to see the beneficial impact of this progress in our results. We expect this merger to only strengthen our progress going forward.

Let’s now turn to slide 9 to discuss the expected and potential revenue synergies. We believe that our integrated platform positions us well in the post acute healthcare market to earn a larger portion of the healthcare spending that occurs as people age. We have a track record of innovating new and complementary products and services based on the strengths of our platform.

The graphic of the integrated post acute spectrum shows both the services we currently provide and examples of potential areas of service line expansion. We are confident that with our expanded ancillary services continuum flowing from the merger, as well as further expansion into new ancillary services, that we have the opportunity to provide additional healthcare services to seniors.

As I mentioned earlier, the approximately 100,000 residents in our communities post merger will have annual healthcare expenditures in the range of $4.5 billion. In addition, many services within our current continuum and those into which we may expand are focused on the 6.5 million seniors over 80 years of age who live within 10 miles of one of our post-merger communities.

As an example of the impact of successfully executing this strategy just within our communities themselves, every incremental 1% of our residents’ annual healthcare spend that we earn would drive an additional $45 million in revenues.

On slide 10 we illustrate our strong record of innovating to capture additional healthcare spend. As the bar on the left indicates, we launched our ancillary service business into Brookdale in 2007 and to date it has grown into a $240 million business consisting of outpatient therapy, home health, and hospice. Growing these businesses has been a clear competitive differentiator for Brookdale.

As you can see on the right, we believe that in the next 3 years we can drive approximately $100 million in incremental ancillary revenues, primarily by expanding our services into the Emeritus communities. We expect these revenues to produce $0.14 in CFFO accretion for year 3. By year 3 we also expect to produce approximately $45 million in annual cost synergies as detailed on slide 11.

We expect approximately $25 million of these costs to be driven by G&A efficiencies, primarily from the elimination of duplicative corporate functions which will drive $0.14 per share in CFFO accretion for year 3. We expect a great majority of our field organization to continue to provide their residents with the high-quality services that they’ve come to expect.

For year 3 we also plan to produce a further $20 million in operating expense synergies, or $0.12 in incremental CFFO accretion through greater economies of scale such as purchasing food and supplies and in our insurance costs.

Let me summary my remarks this afternoon by saying that from a purely financial point of view, our 3-year CFFO accretion of $0.40 per share, the components of which I’ve just discussed, represents a significant incremental growth for Brookdale and our shareholders.

We have also outline for you other value drivers resulting from this merger that over time have the potential to far out [stretch] this initial accretion. Integral to producing this financial impact, this merger represents a very substantial step forward toward our goal of becoming the country’s leading provider of senior living solutions. From this leadership position Brookdale will be able to provide seniors and their families with unparalleled customized solutions that meet their unique circumstances and that simplify the complex and often emotionally challenging decisions associated with aging.

In so doing, we are confident of our prospects for driving continued long-term growth and shareholder value. So thanks for being with us today and now let me turn the floor over to Mark.

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Good afternoon everyone. On slide 12 we provide some information regarding the immediate financial impact on the combined company post merger. Importantly we expect to continue to have a strong balance sheet after this transaction supporting our ability to capitalize on the real estate and other opportunities we’ve discussed with you today. In fact, our leverage post merger is very consistent with both our historical leverage level and our target.

As the chart on the left shows, our net debt to EBITDA is expected to increase to 6.2 times post merger from 5.6 times currently, versus our target leverage level of 6. The table on the right side of the page gives you some context on the size of the post merger company by looking at pro forma 2013 numbers on a combined basis but without any of the synergies that we expect. We’ve mentioned that our pro forma combined 2013 revenues total $4.9 billion. In addition our adjusted EBITDA totals nearly $870 million and our pro forma 2013 CFFO totals $401 million.

So let’s take a few minutes to summarize. Slide 13 again shows that we expect to create substantial incremental long-term value through this merger by increasing the value of our real estate through continued investments in our properties and through further organic growth.

In addition, through both revenue and cost synergies we expect to create at least $0.40 per share of CFFO accretion for year 3 after the completion of the merger. We expect year 1 to have a neutral impact on CFFO and for year 2 to be solidly accretive.

We also have a great opportunity to innovate new complementary products and services that are based on the strengths of our platform and our core competencies. This will enable us to earn a larger percentage of the estimated $4.5 billion of annual healthcare spend by the 100,000 residents in the post merger company.

Focusing on the $0.40 per share accretion for year 3, slide 14 details on the left side the source of that accretion. And in addition to the substantial potential value creation we discussed through organic growth driven increases in the value of our real estate portfolio, the right side of the page lists some of the levers for upside accretion over time.

Finally, slide 15 is the rest of the roadmap to completing the acquisition in our integration process. First, we need to obtain regulatory approvals. We’ve already received the required consents from our primary landlords. Our definitive agreement also requires shareholder votes on both sides. We’ve already formed an integration team, and that team is preparing a carefully structured and well-designed integration plan.

Both Brookdale and Emeritus have undertaken significant integration activities in the last several years and have extensive experience with process and change management. I don’t want to minimize the challenges and complexities of integrating 2 large organizations, but we feel confident that the integration will go smoothly.

First, because our cultures are so similar; second, we both know how to operate these communities well; and third, we view the opportunity to retain Emeritus’ talent as a real plus in this combination and look forward to creating something very special in the years to come together.

In closing, this is a value-creating transaction for us. It’s a strategic move that takes advantage of a very unique opportunity to create a powerful new senior living solutions company that is well positioned to drive financial growth and increase shareholder value for years to come.

We thank you all for calling in this evening and will now take your questions. Operator, please assemble the queue for the Q&A.

QUESTION AND ANSWER

Operator

(Operator Instructions.) Your first question comes from the line of Shane Shaw from Albert Fried. Your line is open.

Shane Shaw - Albert Fried & Co - Analyst

Good evening. Congratulations on the deal. A couple questions. So on the regulatory side, because you’re already the largest senior housing out there, I wanted to find out after the transaction if you can maybe just shed some light on the market share and specifically on the regulatory approvals that are needed. You mentioned that you got the landlord approval? I just wanted to clarify that as well.

Andrew Smith - Brookdale Senior Living - CEO

Yes, Shane. This is Andy. On a combined basis the company will be about 10% or so of the market. And it remains a very fragmented marketplace.

I’d say the approvals that we’ve got to get in terms of regulatory approvals are ordinary course. Those would include licensing approvals, ordinary course approvals from lenders, that sort of thing. We don’t expect those to be a problem and we expect them to be ordinary course type activities.

Shane Shaw - Albert Fried & Co - Analyst

Okay. So do you need the HSR approval?

Andrew Smith - Brookdale Senior Living - CEO

Sure. Of course. Yes.

Shane Shaw - Albert Fried & Co - Analyst

Yes. Okay. And the lenders, you’re specifically talking about the debt on the balance sheet of both companies. You’re not expecting any issues there?

Andrew Smith - Brookdale Senior Living - CEO

No. We expect it to be ordinary course and routine.

Shane Shaw - Albert Fried & Co - Analyst

Okay. And because you’re throughout the whole country, do you need specific state licensee approvals?

Andrew Smith - Brookdale Senior Living - CEO

Yes.

Shane Shaw - Albert Fried & Co - Analyst

Okay. How many states are required here?

Andrew Smith - Brookdale Senior Living - CEO

Well, because this is — Brookdale will be — the way the transaction is structured, because Brookdale will be the parent corporation, we will as a practical matter need to get routine licensure approval for every one of, or virtually every one of Emeritus’ properties.

Shane Shaw - Albert Fried & Co - Analyst

Okay. So in every state that they’re in you have to get those approvals? Is that fair?

Andrew Smith - Brookdale Senior Living - CEO

Yes. Again, we do this all the time, so we expect it to be routine.

Shane Shaw - Albert Fried & Co - Analyst

Okay. And the release mentions third quarter. Are we talking kind of July timeframe or sometime later?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

This is Mark. We’re announcing the merger today. So obviously there’s a lot to be done here. HSR filing will be an early order piece of work to do. Obviously the joint proxy statement and then beginning the process of filing for the various healthcare regulatory approvals.

We would certainly be hopeful that we could accomplish that by the earlier part of the third quarter, but it’s really too early to tell.

Shane Shaw - Albert Fried & Co - Analyst

Okay. Thank you very much. One last question. On slide 8, so is it fair to understand that because you’re going to be selling those assets — there’s 2 components here, $350 million to $400 million, that equates to $2.00 to $2.30, and then the other component which is on this graph showing that there is an opportunity for as much as $9.34 upside? Is that correct?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Let me try to be clear about what this represents. The purchase option value, the $350 million to $400 million, is an economic value, meaning a net present value of cash flow type set of map on the value of purchase options that we have in existing leases. Those purchase options are exercisable over the next number of years, but if you look at the economics of those options compared to the economics of the communities they relate to and the value of the real estates of those communities, the inherent value of those options is in this range.

Shane Shaw - Albert Fried & Co - Analyst

Okay. So opportunities for as much as $9.34. Am I looking at that chart correctly?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

The second — let me explain the second slide. The second slide assumes that if the EBITDA growth rate, which is a rough proxy for the NOI growth rate in the economics of our business, is 7%, if an appropriate real estate tap rate is 6.5%, over a 3-year period the value of our owned real estate would increase by $9.34 a share, roughly $3.00 a year of growing value. The 7% NOI growth rate is reasonably consistent with what we called for in our guidance for 2014.

Shane Shaw - Albert Fried & Co - Analyst

Okay. So just to be clear, so before the transaction it’s 0 and after the transaction it could increase up to $9.34?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

No. Before the transaction it is a substantial number. This is the increase over a period of time.

Shane Shaw - Albert Fried & Co - Analyst

Okay. Great. Thank you guys.

Operator

Your next question comes from the line of Kevin Fischbeck from Bank of America. Your line is open.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

All right. Close enough. Ross, I guess that that statement at the beginning is what you get when your CEO is a lawyer, but clearly not afraid to make a big strategic move here.

Andrew Smith - Brookdale Senior Living - CEO

Don’t blame that on me, Kevin.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

I guess just to maybe wrap that last question, this chart is the combined improvement in real estate value, so it includes both core Brookdale and Emeritus? It’s not incrementally just Emeritus, right?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Correct. It is the pro forma combined owned real estate portfolio.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

All right. And the same thing on the $350 million to $400 million? That includes purchase options in Brookdale and Emeritus?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Correct. That’s right.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

Okay. And then obviously Emeritus has had some issues since the Frontline piece and their rate has slowed down and their occupancy has slowed down below industry average. I mean how did that factor in, if at all, to your thought process about doing this deal? Is that an issue in your view over the long term?

Andrew Smith - Brookdale Senior Living - CEO

Well, you won’t be surprised, Kevin. We obviously had a number of discussions with folks at Emeritus concerning the impact of Frontline, the Frontline story and its related repercussions.

It’s clear to us through all of those conversations that our peers at Emeritus are deeply committed to providing the same high-quality services to all of their residents that we are. So it factored in to our decision in the sense that we looked into it and we made inquiries, but the most important part of the Frontline story, at least to me, the way that I think about it is how does the company respond to something like that? And I’m glad to say that Emeritus has responded to it the same way that we would, which is to redouble their focus on first and foremost providing high quality of care to their residents. And we think that’s evidence that Emeritus’ culture is similar and in fact right on top of what our culture is.

We also looked into and are comfortable with the fact that the Frontline story was a temporary setback for Emeritus and that they’re getting back to their expected level of growth in terms of leads, move-ins, and that type of activity. So we looked into it deeply, as you would not be surprised, but we are quite comfortable that that effect was fleeting and that the combined company won’t suffer from it.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

Okay. And then just last question here, does this deal impact the NOL or your expectations for paying cash taxes? I know Emeritus wasn’t paying it either. I think you were talking about maybe 2016 is when you’d first start paying cash tax. I think Emeritus was a little bit farther out than that. Any impact from this deal on that?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Yes, it has a modest impact, Kevin, but all kinds of nets against each other. Before the transaction Emeritus would have become taxable starting in 2015. Before the transaction Brookdale would have become taxable in 2016.

Now the structure of this deal is a tax-free merger, so there’s no — the consequence of that is there’s no write-up in the real estates which generates additional tax depreciation, therefore additional tax shield. So the real net effect of what will happen here is that the merger transaction, the related closing and integration does generate some additional tax deductions, but at the same time the accretion in the transaction, the revenue synergies and the cost synergies, those are largely taxable because they’re essentially additional earnings that accrue over that 3-year period. So those 2 items to a large extent offset each other.

And on the Brookdale side with the combined company, we would continue to project that we would begin to become taxable in 2016 and become taxable in 2017, again assuming we don’t do any other transactional activity between now and then.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

Okay. Makes sense. All right, great. Thanks guys.

Operator

Your next question comes from the line of [M. Balaney from McFayette] Long Term. Your line is open.

Unidentified Participant

Great, thanks. I think you already responded in part to my question in regard to the impact of the Frontline story, but I’m wondering if maybe you could speak a little more specifically to the role that you see skilled nursing playing in the business model for the merged company? Obviously the independent living and assisted living shares of the market went up, and it looks like the skilled nursing went down from 6% to 5% nationally. So I imagine some might be concerned that this huge merged company is going to be attracting a lot of new residents at the independent or assisted living level who then presumably you’re going to want to keep them with Brookdale through the whole continuum through the end of life. And so I’m just wondering if you could maybe address that question of the care that will be provided for residents who need skilled care as they approach that stage?

Andrew Smith - Brookdale Senior Living - CEO

Sure. Part of our philosophy at Brookdale is we believe that where we can provide the full continuum of care either on 1 campus or in a connected network, that’s a good — that’s a more enhanced product for our seniors and their families. It’s a better set of service solutions to them where you’ve got each element or each vertical of the continuum in a connected network. That’s a core part of our philosophy.

The fact that we went from 6% skilled nursing to 5% is simply the math behind the units that the 2 companies had and what the combination looks like. There’s nothing intentional about that, it’s just the way the 2 portfolios stack up against one another.

And again, a huge benefit of this merger from our perspective, from both companies’ perspective, is that we will be able to take the infrastructure that Brookdale has on which we’ve invested a little over $100 million over the past 5 years in order to provide better tools and systems and technologies to allow us to provide better quality of care to all of our residents regardless of what setting they’re in, whether that’s independent living, assisted, memory care, or skilled nursing.

A big part of this merger is we think we’ll be able to invest even more in tools and quality improvement processes and procedures to make sure that the quality of care that we provide to each one of our residents, regardless of the care setting, is topnotch and the highest quality that we can do. I hope I answered your question.

Unidentified Participant

Yes, you did. I think it’s just a question of since the merger’s being presented now, the company, the combined company, is it fair to say that it’s being presented as a company that is across the whole continuum end-to-end and people should feel — your argument, people should feel comfortable when they come in at an independent or assisted living level, even though that’s not as strictly regulated as skilled nursing, that the quality of care will be there even as they age?

Andrew Smith - Brookdale Senior Living - CEO

Well of course. We already do that. We’ve been doing that at Brookdale for 25 years. I mean that’s no change, so of course.

Unidentified Participant

Right. I think it’s just that was the concern coming out of the Frontline documentaries, so I think — that’s why I said I think your answer to that spoke to what was at the heart of my question, but that definitely answers my question. Thank you.

Operator

Your next question comes from the line of Frank Morgan from RBC Capital Market. Your line is open.

Frank Morgan - RBC Capital Markets - Analyst

Good afternoon. A couple questions here. You touched on the accretion here and you talked about first — year 1. Are you talking about — when you think about progression of the accretion here, are we literally — are we talking on a 12-month basis or for calendar 2013, calendar ‘14? How is that progression rolled out and how would you say that weighting goes to get up to that $0.40 kind of run rate?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Frank, it’s Mark. The numbers we’re trying to describe here are year 1 post closing, year 2 post closing, year 3 post closing. And we certainly hope that’s not a calendar year basis. So it’s probably part of 2014 and part of 2015 is year 1.

Frank Morgan - RBC Capital Markets - Analyst

Okay. Secondly, appreciate the color around the Program Max 2.0. In terms of just absolute dollars of capital and when you look at their portfolio beyond, what would you think you might do in Program Max 2.0 with them? And then do you see any other areas that need focus of capital investment?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

You know, Frank, I don’t think we’re prepared to put any numbers out there on that right now. We have done a fair amount of work with our friends at Emeritus looking at the CapEx issue generally, really more focused on refurbishment CapEx and so forth. We do intend to accelerate the CapEx plan that they had otherwise been on by a substantial amount.

Now in terms of what they Program Max opportunities might be, I think it’s difficult to say at this point. Clearly a big part of Program Max in Brookdale, which I think we would expect to be the case in the Emeritus portfolio as well, is with the assisted living locations, there tends to be a significant opportunity to add services, whether it’s — a memory fair would be the most common of those services, skilled nursing can be added on those campuses in some cases. So just given the number of locations in the portfolio you would expect that there would be quite substantial opportunities to do expansions.

Frank Morgan - RBC Capital Markets - Analyst

Okay. And back on that question on the accretion. I think you said basically neutral in year 1, significantly higher in year 2, and then on up. Do you want to help us in any way kind of define what significantly more is in year 2? I mean are we talking about like a $0.20 or $0.25 kind of accretion run rate or any color you could give us there, or at least anything we should consider in trying to figure it out?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

You know, I’m not sure I’m going to help you a lot there other than I think you can sort of see what the trajectory of that looks like. Obviously we’re refining some of these numbers a bit, but you’ll be in the range of halfway there in the second year.

Frank Morgan - RBC Capital Markets - Analyst

Okay. And then I know Emeritus has a lot of financing obligations and capital lease obligations on their balance sheet, and I know those are all the result of some accounting rules. Does anything about this transaction change how those assets are actually booked on your balance sheet moving maybe perhaps off balance sheet?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Perhaps.

Frank Morgan - RBC Capital Markets - Analyst

You want to elaborate on that one?

Andrew Smith - Brookdale Senior Living - CEO

Trying to leave you to your imagination, Frank.

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Frank, I think the first time you’ll see that clearly is when we file the joint proxy statement and have the pro formas put together. Quite honestly there’s some documentation occurring around some of the leases, so as we figure this very minute you can’t tell you exactly what the accounting will look like.

Frank Morgan - RBC Capital Markets - Analyst

Okay. And I’ll ask the one that I know you’re not going to want me to ask, I’ll ask it last and then I’ll hop off. Obviously there is a lot of focus on the real estate in your slide presentation here, and I know that’s something you have not talked about much lately. Does this in any way change your view or how you think about your real estate and propco/opco, all that thing had kind of gotten real quiet. Does this in any way change that now that there’s all this new group of real estate assets coming on the portfolio? And with that I’ll hop off. Thanks.

Andrew Smith - Brookdale Senior Living - CEO

Frank, I think it’s fair to say that you’re right, we have spent a fair bit of time focusing on the value of the real estate and the fact that we’re going to own 38,000 units of real estate, which we consider to be significantly — a significant value to be represented in owning that real estate.

What we’re going to do is focus for the foreseeable future on integrating these 2 companies and making sure that we see significant organic growth in the entire portfolio including these owned assets, and we expect to realize all of the synergies and accretion over the next several years as we achieve the integration that we planned for and as our local markets are rationalized.

So you would never say never, and again I’ll repeat what we’ve said before, that it’s always part of our job and our responsibility to assess the capital structure of the Company. That would include the post-merged Company. And if we see a compelling value proposition with respect to the real estate, we would of course exercise upon it.

But I would say that at least our expectations are right now that we would continue to won this real estate and we would generate the value that we think is inherent in it by keeping it and by retaining it.

Frank Morgan - RBC Capital Markets - Analyst

Okay. Thank you.

Operator

Your next question comes from the line of Josh Raskin from Barclays. Your line is open.

Joshua Raskin - Barclays - Analyst

Hi. Thanks. Appreciate you guys taking the question. So first question, just on the revenue synergies. How are you building up sort of that last bucket of the revenue synergies? Is that just estimated based on the success you’ve had at some of the Brookdale communities and what you think will translate, or is there a different sort of science behind that calculation?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

No, that’s exactly it. We’ve now had 6 or 7 years worth of history of rolling home health and outpatient therapy out into different product types, and it simply is based on that experience.

Joshua Raskin - Barclays - Analyst

Okay. So it’s taking their mix of patients and rooms, adjusting that I assume, and there’s sort of this calculation to how you get —

Mark Ohlendorf - Brookdale Senior Living - President, CFO

That’s right because obviously the utilization levels are somewhat different with different product types. And we have existing licensure in different markets, so it’s overlaying the 2 of those.

Joshua Raskin - Barclays - Analyst

Okay. And are you including some sort of rate lift for the Emeritus properties in that synergy number? I think you guys have talked about your branding, being able to demonstrate better rate growth, I think at least 100 basis points.

Mark Ohlendorf - Brookdale Senior Living - President, CFO

So in the accretion number that is included in the $0.40, the only revenue synergy there is rolling out the ancillary service business based on the history that we have seen for a number of years.

Now clearly there are additional upsides around branding, whether it’s occupancy or pricing or additional services, but we have not included that in the numbers.

Joshua Raskin - Barclays - Analyst

Okay. That makes sense.

Andrew Smith - Brookdale Senior Living - CEO

I’d say that we think there are additional rate opportunities, both from branding, and again as Mark said earlier, we expect to accelerate the investment of capital into Emeritus’ portfolio pretty dramatically, and we would expect rate improvements from that. But that’s not included in our base underwriting.

Joshua Raskin - Barclays - Analyst

Okay. That makes sense. And then I’ve got 1 more. I know Jack’s got a question as well, but just around the timing, and I know you guys are going to file proxies and we’ll get a lot of the details, but I’m just curious as you think about the rationale, I’d be interested from both sides of the merger, sort of why now? What was the impetus? Did you feel there was a compelling sort of reason to do that now as opposed to at some point previously or potentially some time in the future?

Andrew Smith - Brookdale Senior Living - CEO

Well, from Brookdale’s perspective, why now is we think, as I think Granger said in our prepared remarks, that we think the time is perfect to do it right now. We think both organizations are at a place where because of our cultural alignment and our common view of how we look at the industry and how it’s going to evolve, we think that size and scale is important, especially when you think about the evolving nature of the post acute marketplace.

We think if you’ve got 113,000 units and almost 1,200 communities, you’re going to better interface with that post acute marketplace as it evolves, and so it’s a very powerful way for us to differentiate and separate ourselves in being a place to forge better partnerships with general acute care hospitals, with other providers, in bundled payment type of projects, those type of things. We think it was just a perfect time to combine our respective organizations to really supercharge our ability to participate in what we think is going to be either — you need to either participate in it or you’re going to get left behind.

And so we think the bigger the company — we think this company with our consistent philosophies of trying to better interface with the balance of the healthcare system, we think it’s the perfect time to do that.

Joshua Raskin - Barclays - Analyst

Okay. That makes sense.

Granger Cobb - Emeritus Assisted Living - President, CEO

And, Josh, this is Granger. I would just add that same from the Emeritus perspective that the industry is at a point where more seniors than ever are going to be looking for solutions as we move forward. There’s a shift in the whole healthcare delivery system, especially as it impacts seniors. And by pooling our resources and being able to make a joint investment in the infrastructure and the technology and also having the additional density and breadth of services available to the residents is just going to position us in a much better place, a much stronger place on a go-forward basis.

Jack Meehan - Barclays - Analyst

Hi guys. This is Jack. I guess just building on that, you talked about trying to capture more of the $4.5 billion of healthcare spend that your residents have. Is there anything outside the verticals that you’re currently participating in that you’re thinking about, or is this really just talking about the ancillary services and some of the skilled nursing?

Andrew Smith - Brookdale Senior Living - CEO

There are a lot of things that we’re doing, Jack, in terms of pilot programs and innovating to try to find new service lines that we can provide additional solutions to the folks that we’re privileged to serve.

I think you and I have talked previously, or I know I’ve talked on previous conference calls. The one big example of that is where we have geographical concentration in scale, which of course we’re going to have a lot more of as a result of this combination, we think there’s a very compelling opportunity as an example to extend our brand outside of our walls. In other words, out into the general community as opposed to inside of our communities where we currently focus today. So that’s one example of incremental revenue opportunities to extend our brand, provide services to folks that are out in the community, establish a relationship with them, and ultimately if you’ve got a trusting relationship with someone, you ought to be able to influence where they move when the time comes to access senior living services. That’s one particular example.

We’ve got a list of probably 50 ideas that fit into that category, and frankly the biggest risk we have is focusing on too many — is not focusing on a few number of things that we can isolate our attention to and take advantage of opportunities because our list is long where we think a company of this size and scale, there are just a host of things that we could take advantage of, so we need to focus on a couple of things first where we can drive revenue and then we’ll focus on the balance of those 50 ideas over the intermediate term.

Jack Meehan - Barclays - Analyst

Got you. And then last one. Just with the branding again since most of the Emeritus communities have that brand, I’m trying to build to the national idea of Brookdale, how do you — do you expect changing any of the Emeritus brands with that or how do you intend to bring the whole organization together for that?

Andrew Smith - Brookdale Senior Living - CEO

Sure. Over time, and this will take a number of years, over time we would expect to brand all of the Emeritus communities under the Brookdale flag. Now it’s going to take us time to do that, but what we’re trying to do is to establish the name Brookdale as being synonymous with top-quality senior living solutions across the entire country. And so over time, again, we will be reflagging the Emeritus communities with the name Brookdale. Is that it, Jack?

Jack Meehan - Barclays - Analyst

All right. That’s it for me. Thanks guys.

Operator

Your next question comes from the line of Emmanuel Korchman from Citibank. Your line is open.

Michael Bilerman - Citigroup - Analyst

Good afternoon. It’s actually Michael Bilerman here. Andy, I wanted to come back to sort of the real estate sort of questions. If you think about — I think you talked about you would not ignore any sort of compelling opportunity, the spectrum of opportunities in terms of real estate, some of which, in a sale-leaseback case you were giving up that potential increase in value, unless you get paid for it upfront, but the other options for your shareholders in terms of turning yourself into a REIT and putting your operations down in a TRS or spinning off a REIT, your shareholders are still sharing in that value upside, just in 2 different pieces, the value of the operations going up and then the value of the real estate company as the operator, you, does a really good job at growing that. So where is your mindset in terms of doing that?

Andrew Smith - Brookdale Senior Living - CEO

Hi. So, Michael, the first part of your question is spot on. Right now we see for the benefit of our shareholders a lot of upside in owning real estate. Again, if that were to change or if all of that value could be captured in one fell swoop, it’s part of our job to always analyze that and think about it. And we would never say never to a compelling value proposition to allowed us to capture that upside at one time.

We just think the likelihood is that we can grow more value for our shareholders owning the real estate, at least under the circumstances that are currently present.

To answer your question about ultimately creating a REIT or having an internal opco/propco, those are things that we consider and we think about, and if conditions would change such that we really felt like that was a different capital structure that we would pursue, well of course we’d pursue it. I don’t think that that is a likely structure that we would adopt over the next several years. I’m not sure that there’s a compelling reason to do that right now. But that’s certainly a tool in our toolbox down the road, again, as we assess the market conditions as they change from time to time.

Michael Bilerman - Citigroup - Analyst

The question is is your cost to capital or excess to capital different? If real estate’s a big focus of yours in terms of the value of the overall enterprise but also as a reinvestment, right? You’ve talked a lot about on this call reinvesting into assets and putting a lot of cash, capital is going to be needed to be raised, and perhaps as a REIT, maybe that’s easier to do relative to being just a traditional C corp.

Andrew Smith - Brookdale Senior Living - CEO

Yes. Obviously that’s a factor that we continually assess. We do think our cost to capital, because of the size and scale of this new combined enterprise, we think our post merger cost of capital will be reduced.

But yes, that’s a factor. What you just pointed out is something that we have assessed previously and will continue to assess.

Michael Bilerman - Citigroup - Analyst

If we can go to slide 7 for a moment, so if you think about, you sort of show that 7% growth rate and then effectively capping that additional income at a 6.5 cap, the basis in there, you’re starting point is about $457 million on owned EBITDA if I’ve done my math right. How are you treating sort of an embedded management fee in that number at all?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

I think it would probably be burdened by a roughly 5% type market fee in the way the math is done.

Michael Bilerman - Citigroup - Analyst

Okay. And that’s that, let’s call it $460 million of owned EBITDA, and as you think about that progression, if 7% growth is certainly high in the next few years, I guess what’s your sort of view of current cap rate versus future, because I’ve got to assume that the end of year 3 what someone may be willing to pay for the growth after that year could be very different, right? So if it’s 7% in the first 3 years, then maybe it moderates down to 4% to 5% in a few years after that. And the cap rate arguably with a lower growth rate would move up. I don’t know how you’re sort of thinking about current value versus future?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Sure. Well we’re obviously not on the phone today to do multiple-year financial guidance on the company. But I think if you look at how the industry has performed in more normalized economic growth periods over time, thinking about a 6% to 7%, maybe even 8% NOI growth rate is not outside the realm.

In our company we still have a lot of room to go from an occupancy standpoint, and we certainly expect to fill up a lot of units here over the next several years. So that, the notion of growing at that level certainly seems more than realistic.

Cap rates are of course a very interesting discussion, and you’re much more expert at that than are we, but the scarcity value of a 38,000-unit senior housing portfolio, I’m not sure how you factor that into the math, but it is pretty dramatic scarcity value.

Michael Bilerman - Citigroup - Analyst

Well I guess the question is if you’re $460 million of EBITDA and a 6.5 cap at $7 billion real estate growing to $8.6 billion, clearly within that bucket there’s got to be some opportunity for sale-leaseback to provide the capital to be able to grow. It doesn’t have to be on all of it, but I guess is that part of a little bit of transaction funding —?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Again, I don’t think it’s appropriate for us to talk about particular transactions, but remember when you talk about something like a sale-leaseback, there are substantial tax consequences, issue one. Issue two, we are not a REIT where we have to pay out 80-some-percent of our cash flow and dividend. We reinvest our cash flow. So we internally generate a substantial amount of capital so we can in fact do a lot of CapEx and investment in our portfolio, and we generate the capital ourselves. We don’t have to go out and raise it.

Michael Bilerman - Citigroup - Analyst

Last question, just on the purchase options. The $350 million to $400 million obviously is the MPV of what you view your purchase price versus what you think the value is. What is sort of just the magnitude in terms of gross purchase price versus gross value, so what’s the basis, number one? And number two, what is the effective lease yield on purchase price versus on value?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

I don’t have the information in front of me so I can’t answer your first question. And I’m not sure the lease yield is going to be all that meaningful here. Where we tend to have purchase options are leases that have been around for quite a while, 10 years, 15 years, 20 years. So the structure of those leases as originated are very different than the current market. So I’m not sure that’s going to be a very useful number, although I don’t have that in front of me either.

Michael Bilerman - Citigroup - Analyst

I’m just trying to think about it, is it $1 billion of purchases that have $1.4 billion of value, and then thinking about it that way, is it $2 billion of purchase and $2.4 billion of value? Is it $400 million of purchase or is it $800, just to get — I assume you know how many units it is and how much growth you’re retaining on those?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Yes. We certainly do. And if you look at the Brookdale supplement we report these different cash flow streams in different buckets. I would assume that we will conform that with the Emeritus portfolio as well. Once we get to that place you’ll be able to see some of these order or magnitudes.

Michael Bilerman - Citigroup - Analyst

Will you have it broken up between bargain and fair market? I assume there’s no — if it’s a fair market purchase option there’s really no value inherent in that, it’s all in the bargain purchases, right?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

That’s right.

Michael Bilerman - Citigroup - Analyst

And so this is — this 18, leases in 18 communities. Do you know how many that is for — sorry, it’s 9 communities today for you. Do you know how many it is for Emeritus?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Again, I don’t have that in front of me so I’m sorry, I just can’t walk through the detail you want to walk through. I don’t have it here.

Michael Bilerman - Citigroup - Analyst

All right. Okay. You guys put out a big $2.00 a share of value; I would have thought you would have had the background to it. Okay. No worries. We can follow up offline.

Andrew Smith - Brookdale Senior Living - CEO

Yes, we do know the answer to your question, we just don’t have the piece of paper sitting here, Michael.

Michael Bilerman - Citigroup - Analyst

Okay. All right. Thank you.

Operator

Your next question comes from the line of Darren Lehrich from Deutsche Bank. Your line is open.

Darren Lehrich - Deutsche Bank - Analyst

Thanks. Congratulations. I just want to focus on part of that last question about the (technical difficulty). Maybe can you just help us think about the topic of when you would best be able to pull the trigger on some of these purchase options. I know that (technical difficulty) the year, but are we talking about a 5- to 7-year time horizon mark or is this longer?

Andrew Smith - Brookdale Senior Living - CEO

I think, Darren, if I understood your question right, you were cutting in and out a little bit, if you were asking what’s the timeframe for when these options could be exercised, some are in the very near term and others stretch out over the next call it 2, 3, 4 years. So what we’re talking about here is over I guess I would call it the intermediate term.

Darren Lehrich - Deutsche Bank - Analyst

Okay. And then I guess just as it relates to one of the components of your accretion guidance, the G&A number, this $25 million of corporate [mix] savings sticks to me as an awfully conservative figure just given the size of the company and the revenue base of the combined. So I guess the question here is is there a certain level of invest spend in G&A that you feel like you need to take back to Emeritus such that the $20 million is (technical difficulty) but the gross savings would be a big number? Just trying, if you could, to help me put that assumption into perspective.

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Okay. Let me try to just paint the big picture for you. The combined cash overhead for both companies if you back out sort of unusual items and stock com, the total is $240 million to $250 million. So this $25 million savings number is roughly 10% on the total number.

Now when you think about the sort of outside the community overhead costs in the business, a meaningful part of it is what we call the field operation. So the business is generally organized on a regional basis with a regional operations head, a regional sales head, perhaps a clinical head or [dining] depending on the product type. Those regions are not affected very much in what we’re doing here.

Obviously the combined company has a lot more regions, but the reality is the appropriate span of control at the regional level, which again can depend based on geography and product type and all kinds of things, that is not going to fundamentally change because of the merger. And in fact, one of our objectives in the merger is to not mess that up because this is, although it’s a nationally branded business, it’s very locally operated, so we want to keep those regional teams effective and operating, okay?

So the part of the overhead that you’re actually looking at from a cost savings standpoint tends to be what we do in terms of administrative support, kind of the back office and some of those other functions. Is that helpful?

Darren Lehrich - Deutsche Bank - Analyst

Got it. Okay. Then 2 more quick things. The first is just on the ancillary platform, obviously (technical difficulty) established presence in the marketplace. They just bought NOC so I guess I’d be curious just to get your thinking about (technical difficulty) the 2 things come together and whether you think you need to make any pure (technical difficulty) investments in the home health offering in (technical difficulty)?

Andrew Smith - Brookdale Senior Living - CEO

I’m going to have to guess at what your question was there, Darren, because again for some reason you’re cutting out. If you were asking how do we think about the combination of NOC, the Nurse on Call business that Emeritus recently acquired, and its combination with our ancillary services platform, if that was the question, we think there are — those businesses, the NOC business that Emeritus acquired was largely what we would call an outside-the-walls program. In other words, it was directed to providing home health services to the general public in the general community.

Our business, as you know, is internally directed; in other words, directed inside of our walls. So the good news is is we think we can make 1 plus 1 equal 3 in terms of the combination of those 2 different businesses while they’re both — while we’re both in home health, the philosophical approaches were a little bit different. So we think we’ve got quite a bit of experience in terms of rolling out our home health business and our therapy services business inside the walls of Emeritus’ existing communities.

At the same time, we believe that we can utilize the expertise that can be find inside of a Nurse on Call business to further enhance our efforts to develop our outside-the-walls programs, both in — in given the geographic concentrations that we’re going to be able to take advantage of because of this combination, we think it will enhance our opportunity to develop that outside-the-walls program in new markets, furthering what Emeritus has already started, which is to expand the Nurse on Call business in the Dallas area and the Phoenix area.

Darren Lehrich - Deutsche Bank - Analyst

Yes. That did answer my question. The last thing here is just around the development side. Obviously Emeritus has somewhat of a unique relationship with Columbia Pacific and obviously there’s a lot of development activity going on there. I’m just wondering do you anticipate obtaining that type of development relationship and do you see that as an opportunity to seek and develop for further Brookdale opportunities?

Andrew Smith - Brookdale Senior Living - CEO

Well Program Max both inside of Brookdale and Program Max 2.0 is in itself a large development program, a very large development program. It just happens to be directed at expanding and repositioning I think in Brookdale’s case our current portfolio of communities and now with this combination, that would include the Emeritus communities.

I think for the most part we will focus our quote development closed-quote activities on Program Max 2.0.

Darren Lehrich - Deutsche Bank - Analyst

Got it. Okay. Thanks everybody.

Operator

Your next question comes from the line of Daniel Bernstein from Stifel. Your line is open.

Daniel Bernstein - Stifel Nicolaus - Analyst

I wanted to know if you can discuss whether this transaction, whether Emeritus marketed the transaction to other operators or other entities, and if not who approached who? Did Brookdale approach Emeritus, did Emeritus approach Brookdale? Just trying to understand how the transaction came about.

Andrew Smith - Brookdale Senior Living - CEO

Right, Dan, all of that obviously will be spelled out in great specificity in the proxy statement, and we probably need to let the proxy statement speak for itself. I think it’s probably the right way to handle that.

Daniel Bernstein - Stifel Nicolaus - Analyst

When are you going to file that?

Andrew Smith - Brookdale Senior Living - CEO

As fast as we can. There’s a lot of work to do to produce that with lawyers and accountants and et cetera, but we’ll do it as rapidly as we can.

Daniel Bernstein - Stifel Nicolaus - Analyst

And I may have misheard this earlier, I was trying to think about how did you think about the value of the real estate at Emeritus versus the [leases]— I mean how did you value the company? I’m just trying to think is it that 6.5% cap rate on real estate and then you valued the [lease] assets at whatever multiple to EBITDA or whatever? I’m just trying to think about how you valued —?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Sure. I mean it’s a number of different things. Obviously looking at the underlying kind of NAV if you will, whether it’s the real estate or the cash flow streams from leased assets or cash flow streams from the ancillary business, and that’s obviously some of what we looked at. And that certainly is part of the [calculus].

At the end of the day though, this is a very strategic transaction, so a lot of the math is driven around accretion type analysis and our sense of just the sheer economic power and opportunity that the combined entity will generate.

So the notion that we would have all of this real estate in the company, which supports a fair amount of growth, generates a fair amount of internally generated cash flows to deploy into the portfolio, and at the same time have this wonderful scale for things like brand and procurement and the infrastructure, and that generates in the operating combination $0.40 of accretion, that’s a real powerful combination of economics.

Daniel Bernstein - Stifel Nicolaus - Analyst

Okay. Back when you reported earnings you talked about same-store NOI 7% to 8% at the Brookdale assets. How are you going to be thinking about that growth on a combined company basis for 2014? Does that come down some or do you think you can generate that same kind of NOI growth out of Emeritus assets?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

I can’t speak for Granger. I don’t know that they planned — I’ll let them speak, but I don’t know that they plan to provide guidance at this point. And because they’re a separate public company, I certainly wouldn’t even try to answer your question.

Daniel Bernstein - Stifel Nicolaus - Analyst

Okay. Just going back to the real estate question, you’re going to put off doing some strategic there for several years as you’ve merged the 2 companies together. Have you thought though about maybe reinitiating a dividend? I mean if you look at other, not healthcare operator, but post acute operators like Kindred, like Medical Health South who own a lot of real estate, they’ve initiated dividends in that 2% to 3% range. Have you thought about whether it’s worth doing a dividend at this point, even if you’re not going to split the company into an opco/propco?

Andrew Smith - Brookdale Senior Living - CEO

Yes. And again, I want to underscore, we’re not saying we’re not going to do anything. We’re just trying to give you a perspective that we think from the facts and circumstances that are before us today, where we want to focus is driving this value or deriving the value from the real estate that we expect to own when this merger is consummated. But we would never say never to anything, and I feel like that needs to be underscored. I’m just giving you a viewpoint of what our current thinking is all else being equal.

In terms of the dividend I don’t think, Dan, our answer to that changes from what we’ve told you previously or what we’ve talked about previously. That’s obviously a part of our capital structure that we likewise look at and evaluate from time to time. At the moment we believe the highest and best use of our capital is to invest it back into our portfolio. We think we’re seeing meaningful results in the Brookdale portfolio and we expect to see meaningful positive results in the Emeritus portfolio, and so I think your expectations would be that we would continue to make those investments using our excess cash flow to do so into the portfolio of real estate that both we and Emeritus have.

Over time a dividend is certainly something that we would be looking at, but right now I think your expectation ought to be that we would invest in Program Max 2.0 and into our portfolio.

Daniel Bernstein - Stifel Nicolaus - Analyst

Okay. One more question here. I’m just wondering if you could just put something more concrete on the potential to roll out on the ancillary services in terms of today we have 10 different geographies we’d like to roll out on but don’t have the concentration, but post merger we’ll be able to roll out. How many more geographies does this merger allow you to roll out services to that you couldn’t do prior to the merger?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Dan, again I have to apologize for not having all the detail in front of me. It is a not insignificant number of markets, though I wouldn’t want you to think it’s a significant piece of the Brookdale portfolio.

If you look at our footprint in terms of that business right now in Brookdale, we’re serving nearly 50,000 of our units with the homecare business right now. So we’ve got a pretty substantial footprint in place today.

Daniel Bernstein - Stifel Nicolaus - Analyst

Okay. All right. Well, thanks for taking the questions.

Operator

Your next question comes from the line of Dana Hambly from Stephens. Your line is open.

Dana Hambly - Stephens Inc - Analyst

Good evening. Thanks for hanging in there. Just a couple from me. Back on this slide 7 and the chart. I think someone asked it earlier. I’m a little slow so I just wanted to verify that. Are we starting with a base owned EBITDA of $450 million to $460 million, something in that range?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

That sounds like about the right number, Dana.

Dana Hambly - Stephens Inc - Analyst

Okay. All right. So if we cap that at 6.5%, divide by 171, that’s kind of your thinking about your owned real estate value right now?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Yes.

Dana Hambly - Stephens Inc - Analyst

Okay. That’s helpful. Thank you for that. Last one for me, Mark, you mentioned on Emeritus that you were going to speed up their CapEx plans. Is that part of the CFFO or would that be kind of what you would consider — I know you’re talking about Program Max, but EBITDA enhancing or growth CapEx?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Yes. It would — what I was speaking about was an acceleration largely of EBITDA enhancing-type CapEx.

Dana Hambly - Stephens Inc - Analyst

Okay. Great. Thanks very much. Congratulations.

Operator

Your next question comes from the line of Jeff Theiler from Green Street Advisors. Your line is open.

Jeff Theiler - Green Street Advisors - Analyst

Good evening. I just wanted to ask 1 quick question on the purchase options. Can you break out in a rough sense which landlords currently own the majority of those properties subject to the below-market purchase options? Is it evenly distributed between the [re-diversified] healthcare REITs or does HCP own the majority of those? Could you break that out for me in a rough sense?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

I’m sorry. I don’t think that I can. I don’t have that information here.

Jeff Theiler - Green Street Advisors - Analyst

Okay. So no guidance on that at all?

Mark Ohlendorf - Brookdale Senior Living - President, CFO

Correct.

Jeff Theiler - Green Street Advisors - Analyst

All right. That’s all I have. Thank you.

Operator

And your final question comes from the line of Tayo Okusanyo from Jefferies. Your line is open.

Tayo Okusanyo - Jefferies & Company - Analyst

Yes. Good evening. Thanks for hanging in there. I just wanted to understand again the real estate again. When I take a look at your — the combined company and take a look at enterprise value, it’s about $10 billion. But yet in the presentation when talking about real estates on its own being worth about $7 billion. And so the question becomes what do you think it takes for investors or the street to start to give you credit for that real estate? And if post transaction that doesn’t happen, what kind of options would you consider to create that shareholder value?

Andrew Smith - Brookdale Senior Living - CEO

Well first off, I’m not trying to guide you to say that our real estate’s worth $7 billion. I think it’s worth more than that. What we are trying to do is through this merger, and we believe that this merger will accomplish unleashing some of the embedded value that we don’t believe that the market is currently giving us credit for. So a big driver behind this is that we think that this transaction itself will be part of unlocking the value that we find embedded within our assets right now that we don’t believe that Wall Street is giving us full credit for.

Tayo Okusanyo - Jefferies & Company - Analyst

Yes, but I guess the question is you’ve built on the assets for a while and you never got — or it didn’t seem like you got credit for it in the past. You’ve seen other players end up doing opco/propcos or whatever to kind of create that value. And yes I understand what you’re doing with this transaction, but it doesn’t sound like you’re in any hurry to kind of try to monetize the real estate to kind of give value back to shareholders sooner rather than later.

Andrew Smith - Brookdale Senior Living - CEO

Well I don’t, Tayo, have an answer that’s any different than what we’ve previously given on this call. We think it’s our job to always monitor what our capital structure looks like and to assess whether there are transactions that would give us the opportunity to capture the upside value that we think is embedded within our real estate. And if we do what we think we’re going to do, we think that we should again, all else being equal and under the circumstances that currently exist, we think the best thing for us to do right now is to build an organic growth through our plans that we’ve just now articulated to you along with developing the synergies and the accretion that we’ve talked about, we think that we can keep all of that for our shareholders as we move forward.

If there is ever an opportunity to capture all of that embedded value in a transaction in one fell swoop, then we would look to see if we could take advantage of that. Right now we don’t see that available to us in the marketplace so we’re going to focus on creating this value by combining these 2 companies.

Tayo Okusanyo - Jefferies & Company - Analyst

That’s fair enough. Thank you very much.

Operator

And there are no further questions at this time. I would like to turn the call back over to Mr. Roadman.

Ross Roadman - Brookdale Senior Living - SVP, IR

Thank you, Kyle. With that we want to thank you all for preserving and look forward to answering your follow-up questions. We’ll be around a bit tonight and then tomorrow. Either call me or send me an email and we’ll set something up.

With that, we appreciate you being on the call. Thank you.

Operator

And this concludes today’s conference call. You may now disconnect.

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Forward Looking Statements

Certain items in this communication (including statements with respect to the merger of Brookdale and Emeritus) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “would,” “project,” “predict,” “continue,” “plan” or other similar words or expressions. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and actual results could differ materially from those projected. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, the risk associated with the current global economic situation and its impact upon capital markets and liquidity; changes in governmental reimbursement programs; our inability to extend (or refinance) debt (including our credit and letter of credit facilities) as it matures; the risk that we may not be able to satisfy the conditions precedent to exercising the extension options associated with certain of our debt agreements; events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; our ability to generate sufficient cash flow to cover required interest and long-term operating lease payments; the effect of our indebtedness and long-term operating leases on our liquidity; the risk of loss of property pursuant to our mortgage debt and long-term lease obligations; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; our determination from time to time to purchase any shares under the repurchase program; our ability to fund any repurchases; our ability to effectively manage our growth; our ability to maintain consistent quality control; delays in obtaining regulatory approvals; the risk that we may not be able to expand, redevelop and reposition our communities in accordance with our plans; our ability to complete acquisitions and integrate them into our operations; competition for the acquisition of assets; our ability to obtain additional capital on terms acceptable to us; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; acts of nature in certain geographic areas; terminations of our resident agreements and vacancies in the living spaces we lease; early terminations or non-renewal of management agreements; increased competition for skilled personnel; increased union activity; departure of our key officers; increases in market interest rates; environmental contamination at any of our facilities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us; the cost and difficulty of complying with increasing and evolving regulation; risks relating to the merger, including in respect of the satisfaction of closing conditions to the merger; unanticipated difficulties and/or expenditures relating to the merger; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; litigation relating to the merger; the impact of the transaction on relationships with residents, employees and third parties; and the inability to obtain, or delays in obtaining cost savings and synergies from the merger; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

In connection with the merger, Brookdale plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Brookdale and Emeritus that also constitutes a prospectus of Brookdale, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/ prospectus and other filings containing information about Brookdale and Emeritus may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Brookdale at www.brookdale.com under the heading “About Brookdale /Investor Relations” or from Emeritus at www.Emeritus.com under the heading “Investor Relations.”

Brookdale and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brookdale’s and Emeritus’ stockholders in connection with the merger. Information about the directors and executive officers of Brookdale and their ownership of Brookdale common stock is set forth in the proxy statement for Brookdale’s 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 30, 2013. Information about the directors and executive officers of Emeritus and their ownership of Emeritus common stock is set forth in the proxy statement for Emeritus’ 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.